Erica L. Zong Evenson

Associate

+1.202.373.6182

erica.zong@morganlewis.com

June 28, 2024

via EDGAR

Christopher Bellacicco

Attorney Adviser

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Pearl Diver Credit Company, LLC (the “Company” or the “Registrant”) File Nos. 333-275147; 811-23912

Dear Mr. Bellacicco,

This letter responds to Staff comments relating to the financial statements included in pre-effective amendment number 2 to the Registrant’s registration statement on Form N-2 (the “Registration Statement”). The Registration Statement was filed with the U.S. Securities and Exchange Commission on May 31, 2024. Below, for your convenience, we have restated the Staff’s comments followed by the Registrant’s responses to those comments, which are reflected in the amendment to the Registration Statement filed herewith. Capitalized terms not otherwise defined in this letter have the meaning given to them by the Registration Statement.

PROSPECTUS

1.	Comment: Please confirm supplementally that the Company has provided all disclosure required by Rule 6-11 of Regulation S-X, including the supplemental information requirements.

Response: The Registrant so confirms.

2.	Comment: Please update all missing information and remove brackets from the percentiles and amounts throughout the Prospectus.

Response: The Registrant will ensure that all incomplete and bracketed information will be included and finalized in the final Prospectus.

STATEMENT OF ADDITIONAL INFORMATION

3.	Comment: In the table of contents, please revise the line entitled “Independent Auditor’s Report” to “Audited Financial Statements.”

Response: The Registrant has made the requested change.

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AUDITED FINANCIAL STATEMENTS

4.	Comment: Please delete “Independent Auditor’s Report” from the top of the cover page.

Response: The Registrant has made the requested change.

5.	Comment: In the Schedule of Investments on page F-5, please identify the series in tranche as part of the title of issue for each security in accordance with Regulation S-X, Rule 12-12.

Response: The Registrant believes the title of the security, combined with footnote disclosure within the Schedule of Investments and Notes to the Financial Statements, provides disclosure indicating the nature and type of investments held by the Company. As such, the Registrant believes such presentation is appropriate and consistent with Regulation S-X, Rule 12-12 and respectfully declines to make the requested change. Irrespective of the above, the Registrant intends to disclose the series in tranche as part of the title of issue for each security in future Schedules of Investments.

6.	Comment: In the Schedule of Investments on page F-5, please disclose an estimate of yield and include a footnote which discusses the nature of the estimate as part of the title of issue. Please see Regulation S-X, Article 12-12.

Response: All positions in the Schedule of Investments as of December 31, 2023 are subordinated variable tranches which are residual, equity tranches of existing securitization deals. These residual tranches receive any cash flows that remain after the cash flow obligations to the other tranches are met and have no stated income or interest rate. Because the effective yields may change significantly as a result of changes in the estimated amounts and timing of cash flows, the Registrant believes that disclosing such a yield as of the date of the Financial Statements could provide misleading information to a user who might review the Schedule of Investments two months or more later.  As such, the Registrant respectfully declines to make the requested change.

7.	Comment: In the Schedule of Investments on page F-5, please remove the decimal places from the value of total investments.

Response: The Registrant respectfully declines to make the requested change, as it believes such presentation is consistent with US GAAP standards.

8.	Comment: In the Statement of Operations on page F-6, please remove the parenthesis from the expense amounts.

Response: The Registrant respectfully declines to make the requested change, as it believes such presentation is consistent with US GAAP standards.

9.	Comment: In the Notes to the Financial Statements, please revise Note 3(e) on page F-10 to state that fair value measurements and disclosures are recognized in the Schedule of Investments as opposed to the Statement of Operations.

Response: The Registrant notes that the relevant disclosure is intended to state that the change from mark-to-market with daily pricing is recorded in the Statement of Operations as unrealized gain/loss on investments, which the Registrant believes is appropriate and consistent with US GAAP standards (in particular, ASC 946 – Financial Services – Investment Companies). Further, Note 4 to the Financial Statements states that investments are recorded at fair value in the Statement of Assets and Liabilities in accordance with ASC 820 – Fair Value Measurement. As such, the Registrant respectfully declines to make the requested change.

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10.	Comment: Regarding the Notes to the Financial Statements on page F-10, please discuss the Registrant’s accounting policy for recognizing income from residual CLO positions, including any estimate made for expected maturity. Please see ASC 325-40. In addition, please include a description of the policy in the Notes to the Financial Statements.

Response: The Registrant follows ASC 325-40 for recognizing income from residual CLO positions. The Registrant will consider augmenting the Notes to the Financial Statements to describe this policy on a prospective basis.

11.	Comment: In the Notes to the Financial Statements, please revise Note 9 on page F-13 to clarify that the Registrant is not part of a master-feeder structure.

Response: The Registrant notes that as of the date of the Financial Statements, the Registrant had a sole member serving as a feeder fund.

Should you have any questions regarding this letter, please contact me at (202) 373-6182.

Sincerely,

/s/ Erica L. Zong Evenson
Erica L. Zong Evenson
Morgan Lewis & Bockius LLP

cc:	Thomas S. Harman, Partner, Morgan Lewis & Bockius LLP John C. Lee, Branch Chief Christian T. Sandoe, Assistant Director

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